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FEB 18 2025
Washington, DC

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# ANNUAL REPORTS FORM X-17A-5 PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bourne Partners Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

550 S Caldwell St., Suite 900
(No. and Street)

| Charlotte | NC | 28202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Jeremy Johnson | (704) 552-8407 ext 22 | jjohnson@bourne-partners.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Greer Walker LP
(Name – if individual, state last, first, and middle name)

| 227 West Trade St., Ste 11 | Charlotte | NC | 28202 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| June 7, 2005 | 2324 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

## OATH OR AFFIRMATION

I, Jeremy Johnson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bourne Partners Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CALLI A. LEWIS NOTARY PUBLIC MECKLENBURG COUNTY, NC My Comm. Exp. December 3, 2028

Calli A. Lewis
Notary Public

Signature:

Title: CEO

**This filing** contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [ ] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements with Supplementary Information

# Bourne Partners Securities, LLC

For the Year Ended December 31, 2024

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Bourne Partners Securities, LLC:

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Bourne Partners Securities, LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2024 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditors since 2014.

GreerWalker

Certified Public Accountants
February 11, 2025
Greenville, SC

**Statement of Financial Condition**

As of December 31, 2024

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 654,799 |
| Prepaid Expenses | | 5,938 |
| Total assets | $ | 660,737 |
| **Liabilities and Member's Equity** | | |
| **Liabilities** | | |
| Accrued liabilities | $ | 4,485 |
| Total liabilities | $ | 4,485 |
| Member's Equity | $ | 656,252 |
| **Total liabilities and member's equity** | $ | 660,737 |

The accompanying notes are an integral part of these financial statements.

## Statement of Operations

For the Year Ended December 31, 2024

| | | |
|---|---|---|
| **Revenues:** | | |
| Fee revenue | $ | 7,745,001 |
| **Operating expenses:** | | |
| Commissions paid | | 2,150,149 |
| Regulatory fee and licenses | | 32,033 |
| Professional fees | | 17,377 |
| Consulting fees | | 9,000 |
| General and administrative | | 129,029 |
| Total operating expenses | | 2,337,588 |
| **Net Income** | $ | 5,407,413 |

The accompanying notes are an integral part of these financial statements.

## Statement of Changes in Member's Equity

For the Year Ended December 31, 2024

| | | |
|---|---|---|
| **Member's equity, beginning of year** | **$** | **398,839** |
| Net income | | **5,407,413** |
| Distributions | | **(5,150,000)** |
| **Member's equity at year end** | **$** | **656,252** |

The accompanying notes are an integral part of these financial statements.

## Statement of Cash Flows

For the Year Ended December 31, 2024

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | $ | 5,407,413 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Change in accounts receivable | | 300,000 |
| Change in prepaid expenses | | (5,045) |
| Change in accrued liabilities | | (615) |
| Net cash provided by operating activities | | 5,701,753 |
| **Cash flows from financing activities:** | | |
| Distributions | | (5,150,000) |
| Net cash applied to financing activities | | (5,150,000) |
| Net increase in cash | | 551,753 |
| Cash, beginning of year | | 103,046 |
| **Cash, end of year** | $ | 654,799 |

**Notes to Financial Statements**

December 31, 2024

**1. Organization**

Bourne Partners Securities, LLC (the "Company"), a wholly owned subsidiary of Bourne Partners Holdings LLC ("Parent"), was organized under the laws of North Carolina, and conducts its operations in Charlotte, North Carolina. The Company provides advice and assistance to clients regarding mergers and acquisitions, recapitalizations, private capital placement, private equity investments and other financial assignments. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

**2. Summary of Significant Accounting Policies**

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Management's Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash
The Company maintains cash deposits with financial institutions that, at times, may exceed federally insured limits.

Segment Reporting
The Company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Accounts Receivable

Generally, the Company requires payment from its customer upon receipt of the invoice. As of December 31, 2024, no allowance for credit losses was recorded by the Company. The Company recognizes the amount of change in the allowance for credit losses as an allowance gain or loss in operating expenses in the accompanying statement of operations. For the year ended December 31, 2024, there were no allowance gains or losses recorded by the Company. Accounts are written-off against the allowance when the Company has no reasonable expectation of recovering the receivable, either in its entirety or a portion thereof.

Management estimates the allowance for expected credit losses by applying historical credit loss rates to accounts receivable aging categories. Management considers historical loss information to be a reasonable basis for its estimate as the composition of accounts receivable and the risk characteristics of its customers and lending practices have not changed significantly over time. In addition, accounts are pooled by aging category as the change in risk characteristics is similar as accounts age. Management has determined that the current and reasonable and supportable forecasted economic conditions are consistent with the economic conditions included in the historical information.

Fee Revenue

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). The nature, amount, timing and uncertainty of the Company's revenue and cash flows are impacted by various factors. These include the performance of the general economy and the Company's customers. The Company's customers are primarily in the healthcare industry.

Income Taxes

The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the member of the Company. Therefore, no income tax provision is recorded by the Company. The Company does not believe that there are any material uncertain tax positions and accordingly, it will not recognize any liability for unrecognized tax benefits. For the year ended December 31, 2024, there were no interest or penalties recorded or included in the Company's financial statements.

Member Equity

The Company has one class of member's equity and it is owned 100% by the Parent. The Parent is subject to the Company's operating agreement which stipulates, among other things, the terms under which income and losses are allocated, distributions are made, membership interests can be transferred, and new members can be admitted.

Subsequent Events

The Company has analyzed its operations subsequent to December 31, 2024, through February xx, 2025, the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements.

### 3. Related Party Transactions

The Company entered into an expense sharing agreement with Bourne Capital Partners, LLC, the sole member of Bourne Partners Holdings, LLC, for its pro-rata portion of rent, utilities, administration, etc. Total fees charged for the year ended December 31, 2024 were $56,220.00.

### 4. Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital $650,314; which was $645,314 in excess of its required net capital, and its ratio of aggregate indebtedness to net capital was .0069 to 1.

### 5. Commitments and Contingencies

The Company is not currently involved in any claims or actions arising in the normal course of business.

**Supplementary Information**

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Bourne Partners Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Bourne Partners Securities, LLC (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition and capital raising opportunities for clients throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to (1) receiving transaction-based compensation for identifying potential merger and acquisition and capital raising opportunities for clients, (2) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (3) did not carry accounts of or for customers; and (4) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

GreerWalker

Certified Public Accountants
February 11, 2025
Greenville, SC

**Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**

December 31, 2024

**Computation of Net Capital**

| | | |
|---|---|---|
| Total ownership equity from statement of financial condition | $ | 656,252 |
| Deduct ownership equity not allowable for net capital | | - |
| Total ownership equity qualified for net capital | | 656,252 |
| Liabilities subordinated to claims of general creditors | | - |
| Total non-allowable assets | | (5,938) |
| Net capital | $ | 650,314 |

**Computation of Net Capital Requirement**

| | | |
|---|---|---|
| (A) Minimum net capital requirement (6 2/3% of total aggregate indebtedness) | $ | 299 |
| (B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries | | 5,000 |
| Net capital requirement (greater of A or B above) | | 5,000 |
| Excess net capital | | 645,314 |
| Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital ($5,000) | $ | 644,314 |

**Computation of Aggregate Indebtedness**

| | | |
|---|---|---|
| Total aggregate indebtedness (Accounts payable and accrued liabilities) | $ | 4,485 |
| Percentage of aggregate indebtedness to net capital | | 0.0069% |

Note: There are no differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2024

## Requirements Under Rule 15c3-3(e)

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule for the period ended 12/31/24.

**Bourne Partners Securities LLC Exemption Report**

Bourne Partners Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bourne Partners Securities, LLC

I, Jeremy Johnson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: CEO

February 11, 2025

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Bourne Partners Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2024. Management of Bourne Partners Securities, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

**GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com**
**Charlotte Office** The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
**Greenville Office** Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Greer Walker

Certified Public Accountants
February 11, 2025
Greenville, SC

**Statement of SIPC Assessment and Payments**

For the Year Ended December 31, 2024

| | | |
|---|---|---|
| **Assessment as of December 31, 2024** | $ | 11,617 |
| Less: prior payments applied | | (7,882) |
| **Balance due** | $ | 3,735 |